(LOGO)
AMERICAN CITY MORTGAGE CORPORATION


Katz, Katz & Sparks
3075 E. Thousand Oaks Blvd, Ste 101
Westlake Village, CA 91362


January 21, 1999

In connection with your examination of our assertion that American City Mortgage Corporation complied with our minimum servicing standards in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) as of and for the year ended October 31, 1998, we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to express an opinion on management's assertion about compliance with the minimum servicing standards. Accordingly, we make the following representations, which are true to the best of our knowledge and belief in all material aspects:

1. We are responsible for complying with the minimum servicing standards in the USAP.

2. We are responsible for establishing and maintaining an effective internal control structure over compliance with the minimum servicing standards.

3. We have performed an evaluation of American City Mortgage Corporation's compliance with the minimum servicing standards.

4. As of and for the year ended October 31, 1998, American City Mortgage Corporation has complied with the minimum servicing standards.

5. We have disclosed to you all known noncompliance with the minimum servicing standards.

6. We have made available to you all documentation related to compliance with the minimum servicing standards.

7. We have discussed any communications from regulatory agencies, internal auditors, and other practitioners concerning possible noncompliance with the minimum servicing standards.

8. We have disclosed to you any known noncompliance occurring subsequent to October 31,1998 through the date of this communication.


Pasquale J. Theodora

Lee Gross